ENDEAVOUR SILVER CORP.
800-850 West Hastings Street
Vancouver, B.C. V6C 1E1
Tel. No. (604) 685-9775/Fax No. (604) 685-9744

ANNUAL GENERAL MEETING OF SHAREHOLDERS
(the “Meeting”)

held at the Terminal City Club, Gibson Suite, 837 West Hastings Street,
Vancouver, B.C. V6C 1B6
on Thursday, June 14, 2007 at 10:00 a.m. (local time)

Report of Voting Results

In accordance with part 11.3, Voting Results, of National Instrument 51-102, Continuous Disclosure Obligations, set forth below is a brief description of the matters voted upon at the Meeting and the outcome of the vote.

The following matters were put to a vote by a show of hands at the Annual General Meeting of the shareholders:

	Brief Description of Matter	Outcome of Vote
1	Appointment of KPMG LLP as auditors of the Company	Carried
2	To authorize the Directors to fix the Auditor’s remuneration	Carried
3	To determine the number of Directors at six	Carried
4	To elect the following directors for the ensuing year or until their successors are elected or appointed:

Bradford J. Cooke, Godfrey J. Walton, Mario D.
Szotlender, Leonard Harris, Geoffrey A. Handley, Rex
	McLennan	Carried

None of the aforesaid matters was conducted by ballot.